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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2021
Washington DC
416

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

21001270

| SEC FILE NUMBER |
|---|
| 8 - 34883 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

| Fairfield | New Jersey | 07004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandralin Kiss — (800) 362-9876
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

| 200 Jefferson Park, Suite 400 | Whippany | New Jersey | 07981 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31 ,20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AUDREY MUSELLA
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115054
My Commission Expires 10/17/2024

Notary Public

Signature

Executive Vice President, COO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Financial Northeastern Securities, Inc.

Statement of Financial Condition and Notes to the Financial Statements with Report of Independent Registered Public Accounting Firm

December 31, 2020

## Financial Northeastern Securities, Inc.

Table of Contents
December 31, 2020

withum
ADVISORY TAX AUDIT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Financial Northeastern Securities, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 24, 2021

Financial Northeastern Securities, Inc.
Statement of Financial Condition
December 31, 2020

**ASSETS**

| | |
|---|---|
| Cash in Banks | $ 1,162,243 |
| Receivable from broker - clearance accounts (including clearing deposit of $500,000) | 14,582,950 |
| Accounts receivable | 3,765 |
| Investments, at Fair Value | 2,174,972 |
| Right of use asset | 309,673 |
| Property and equipment, net | 28,581 |
| Due from Affiliate | 58,504 |
| Other assets | 169,269 |
| | $ 18,489,957 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | |
|---|---|
| Liabilities | |
| Due to Affiliate - SBA Loan | $ 897,452 |
| Accounts payable and other accrued expenses | 473,041 |
| Lease Liability | 374,029 |
| Dividends payable | 301,484 |
| Total liabilities | 2,046,006 |
| Stockholders' equity | |
| Common stock (no par value, 2,500 shares authorized, 20 shares issued and outstanding) | 1,000 |
| Additional Paid-in-capital | 3,077,130 |
| Retained earnings | 13,365,821 |
| Total stockholders' equity | 16,443,951 |
| | $ 18,489,957 |

See Accompanying Notes to Financial Statements.

## 1. Nature of Business

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer that serves institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the significant estimates include determinations of the useful lives of assets and right of use assets and liabilities. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined. Actual results could differ from those estimates.

### Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date of the financial statements issuance.

### Cash in Banks

For purposes of the statement of financial condition and statement of cash flows, the Company considers only deposits in banks to be cash.

### Receivable from Broker – Clearance Accounts

In accordance with FINRA regulations, all cash in the firm's trading accounts at Pershing LLC is reflected as a receivable from broker on the statement of financial condition. As of December 31, 2020, the receivable from clearing broker included the clearing deposit of $500,000.

### Concentration of Credit Risk

The Company places its cash with five financial institutions that have offices located in New Jersey and New York. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company's cash is placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash.

### Current Expected Credit Loss (CECL)

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments-Credit Losses (ASC 326). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g. based on collateral arrangements or based on the credit quality of the borrower or issuer). ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effect adjustment was required upon adoption.

The Company has analyzed their receivables and deposits to determine if there are any expected losses that the Company should forecast. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified the following three assets as impacted by the new guidance:

Accounts receivable – the current receivable is comprised of a stream of interest payments, primarily from one bank, Synovus Bank Columbus, GA, which is corporate and IDC Financial Publishing, Inc.'s bank safety rated, and matures by 6/12/2023.

The Company has a $500,000 clearing deposit in a segregated account at Pershing LLC, the Company's clearing broker. Since the entire clearing deposit is expected to be received after the agreement is terminated, as per the clearing agreement, and the credit worthiness of the broker, no allowance for credit losses was deemed necessary. The receivable from broker also includes cash held at the broker in addition to the $500,000 clearing deposit.

### Accounts Receivable

Accounts receivable from customers are recorded at the present value of estimated cash flows on the date the receivables were established. The Company receives collections on its customer receivables based on the length of the certificates of deposit. The present value discounts on the customer receivables are computed using assumptions made by management of the Company regarding the market and ultimate collectability of the receivables. On January 1, 2020, the present value of accounts receivable was $9,236. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. It is management's policy to review the outstanding accounts receivable from its customers and write-off any uncollectible accounts as they arise. At December 31, 2020, there was no allowance for credit losses associated with these receivables.

Accounts receivables consist of the following:

| | | |
|---|---|---|
| Receivables due in less than one year | $ | 1,856 |
| Receivables due in more than one year | | 2,374 |
| Less discounts to present value (ranging from 2% to 2.5%) | | (465) |
| Total | $ | 3,765 |

### Investments

The Company's investments are comprised of certificates of deposit, corporate obligations, U.S. Treasuries and asset-backed securities.

Investments are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses reflected in revenues under other income in the statement of operations. The unrealized gains and losses are also reflected in other income in the statement of operations.

The Company measures its investments on a recurring basis at fair value – see Note 4 Investments.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

### Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of operations. The Company provides for depreciation as follows:

| Asset | Estimated Useful Life | Principle Method |
|---|---|---|
| Furniture and fixtures | 7 years | Straight-line |
| Office equipment | 3 -10 years | Straight-line |

### Revenue Recognition from Securities Transactions

Effective January 1, 2018, the Company adopted the revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's principle sources of revenue are derived from Underwriting of Certificates of Deposits, Commissions, Selling Group Participation and Principal Transactions (Proprietary Trading activity). The new revenue recognition guidance does not apply to revenue

associated with realized and unrealized gains and losses related to proprietary trading as well as interest and dividend income from financial instruments owned.

Principal transactions revenue is derived from the mark up or mark down on securities purchased and re-sold by the Company. Principal transactions and the related revenue are recorded when the arrangement is completed on the closing date or the contract is cancelled. All Principal Transactions revenues are recorded on a settlement-date basis, which is not materially different than a trade-date basis, in accordance with FINRA Rule 15c3-1(c)(2)/01. As discussed earlier, ASC 606 does not apply to revenue associated with realized and unrealized gains and losses related to proprietary trading.

The following is a description of principal activities within the scope of ASC 606 from which the Company generates its revenue:

**Underwriting of Certificates of Deposit Revenue**

The Company underwrites securities for Banks and Credit Unions that want to raise deposits. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) all offering documents are finalized, and; (ii) the selling period is completed and the Company has finalized the total face amount of the issue, and (iii) the issuer has delivered the master certificate, and; (iv) the funds resulting from the offering have been received by the issuer.

In accordance with FASB ASC 606-10-25-27, the Company recognizes securities underwriting revenue at a point in time. As per guidance, in a typical underwriting agreement, a broker-dealer will not have an enforceable right to payment until the consummation of the securities issuance and therefore has no right to payment for the services performed prior to such date. That point in time is the settlement-date.

Underwriting fees are recognized gross of transaction-related expenses. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 30 days following the settlement-date of the transaction. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

**Commission Revenue**

Commission revenues are derived from investment transactions where the Company acts as agent. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement-date basis. The Company believes that the performance obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. However, in accordance with FINRA Rule 15c3-1(c)(2)/01, the Company has always maintained a consistent policy of reflecting all

transactions on a settlement date basis for revenues and corresponding expenses as well as computing net capital. The rule allows for the use of settlement-date basis provided there is not a material difference between trade and settlement-date accounting. Moreover, Rule 15c3-1(c)(2)/013 and Generally Accepted Accounting Principles (GAAP) require a proper matching of revenues and expenses. In order to achieve this matching, the Company reports on a settlement-date basis which is not materially different than a trade-date basis, consistent with the Company's account statements.

**Selling Groups Revenue Participation**

Revenue derived from participation in a selling group of corporate note programs, certificates of deposit, share certificates and various other corporate underwritings is recognized in accordance with the terms of the respective note programs. The Company believes that its completed performance obligation is the date the security transfers to the investor. As a selling group member in a typical underwriting agreement, a broker-dealer will not have an enforceable right to payment until the consummation of the securities issuance and therefore has no right to payment for the services performed prior to such date. All selling group participation revenues are recorded on a settlement-date basis, which is not materially different than a trade-date basis.

There were no contract assets or liabilities as of January 1, 2020 and December 31, 2020.

**Income Taxes**

As an "S" corporation, the Company is not subject to federal, New Jersey and Florida corporate income taxes. The individual stockholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there are no provisions for federal, New Jersey, and Florida income tax in the accompanying financial statements, however, the Company is subject to income taxes in Ohio and the City of Dublin, Ohio.

The Company has evaluated its tax positions and has concluded that there are no unrecognized tax benefits or obligations at December 31, 2020. There are no tax related penalties and interest reflected in these financial statements.

**Distributions and Dividends Payable**

During 2020, the Company recorded no distributions to its stockholders. The dividend payable at December 31, 2020 is $301,484.

**Commissions Expense**

Commissions are paid to various brokers based upon a percentage of sales, net of fees, and are paid at the end of the following month.

### 3. Property and Equipment

Property and equipment consists of the following:

| | |
|---|---|
| Office equipment | $ 101,574 |
| Less accumulated depreciation | 72,993 |
| Net | $ 28,581 |

Depreciation expense for the year ended December 31, 2020 was $19,847.

### 4. Investments

As of December 31, 2020, investments include various certificates of deposit, US Treasury securities and corporate obligations maturing at dates through 2027 at interest rates ranging from 0% to 7%. These items were measured using the following inputs at December 31, 2020:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets at Fair Value | | | | |
| Certificates of Deposit | $ 1,066,867 | $ - | $ - | $ 1,066,867 |
| Corporate Obligations | 106,840 | | | 106,840 |
| U.S. Treasury Securities | 999,460 | | | 999,460 |
| U.S. Govt. Bonds and Asset-Backed Securities | 1,805 | | | 1,805 |
| Total | $ 2,174,972 | $ - | $ - | $ 2,174,972 |

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2020.

Certificates of Deposit and U.S. Treasuries: Valued based upon quoted prices from an exchange or liquidation value.

Corporate Obligations, U.S Govt. Bonds and Asset-backed Securities: Valued at the closing price reported on the active market on which the individual security is traded.

## 5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $17,055,152, which was $16,955,152 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0401 to 1.

## 6. Off-Balance Sheet Risk

The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

## 7. Related Party Transactions

Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company through common ownership, Financial Northeastern Corporation (the "Affiliate"), based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2020, the Affiliate owed the Company $58,504 toward 2020 shared costs. This asset is reflected in the Due from Affiliate on the Statement of Financial Condition. The Company incurred shared costs of $2,537,900 for 2020 from the Affiliate representing 99% of the total expenses to be allocated.

## 8. Commitments and Contingencies

### Operating Lease

The Company currently has obligations as a lessee for office space in New Jersey through 2022 and Ohio through 2021 with initial non-cancelable terms in excess of one year. The Company classifies these leases as operating leases. Each of these leases contain options to renew for one or two additional 36 month periods. Since the Company is not reasonably expected to exercise these options, the optional periods are not included in determining either the lease term or financial obligation. Payments under each lease contain a fixed amount for rent plus electricity plus variable adjustments for common area maintenance (CAM) and real estate costs, on its proportional share of building space, in excess of the base year costs. These costs are unknown and are recorded as variable costs when incurred. The leases do not include termination options or restrictive agreements and, as such, the lease asset and liability do not reflect any such costs.

Lease assets and liabilities reported on the Company's statement of financial condition are the present value of the future lease payments. The prime rate, 4.75%, was used to calculate the present value of the asset and liability. Amounts reported in the statement of financial condition as of December 31, 2020 are as follows:

| | |
|---|---|
| Operating lease right-of-use assets | $309,673 |
| Operating lease liabilities | $374,029 |

Average remaining lease term: 1.77 years

Weighted average discount rate: 4.75%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new or amended leases.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020, which includes imputed interest of $38,262, are as follows:

For years ended:

| | |
|---|---|
| 2021 | $210,100 |
| 2022 | 163,929 |
| | $374,029 |

In accordance with the leases, the minimum undiscounted annual lease payments subsequent to December 31, 2020 are as follows:

For years ended:

| | |
|---|---|
| 2021 | $227,383 |
| 2022 | 184,909 |
| | $412,292 |

Lease expense charged to the Company under operating leases was $244,081 for the year ended 2020. As described in Note 7, an agreement is in place whereby the Affiliate shares the cost relative to the office space leases with the Company.

Components of lease expense for the year ended December 31, 2020 consist of:

| | |
|---|---|
| Fixed | $219,824 |
| Variable | 24,257 |
| Total | $244,081 |

## 9. Pension Plans

### Defined Contribution Pension Plan

The Company is a participating employer of a 401K plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit from employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. The Company's total expense for the defined contribution pension plan for 2020 was $240,981.

### Supplemental Executive Retirement Plan

The Affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. Effective January 1, 2010, the Affiliate has suspended contributions to the SERP Plan. Current year administrative expenses for this plan are allocated to the Company in accordance with the Cost Sharing Agreement and are included in Other General and Administrative Expenses on the Statement of Operations.

## 10. Due to Affiliate – SBA Loan

On April 25, 2020, the Affiliate, Financial Northeastern Corp. (FNC), was issued an unsecured promissory note (the PPP loan) for $909,500 through the Paycheck Protection Program (PPP) established under the CARES Act, and administered by the U.S. Small Business Administration (SBA). The loan application was for the combined entities and completed using FNS and FNC expenses, where 99% of the expenses are FNS expenses. The loan was mainly to support FNS but FNC is the common paymaster of all eligible expenses, which are then allocated to FNS in accordance with the expense sharing agreement.

The PPP loan is guaranteed by the SBA. The PPP loan may be forgiven, in whole or in part, if the Affiliate was eligible for the PPP loan at the time of application, used the loan proceeds for eligible expenses with the defined 24 week period after the PPP loan was disbursed (Covered Period), and otherwise satisfied PPP requirements. The PPP loan was made through ConnectOne Bank (the lender), has a two year term, bears interest at 1.00% per annum, and matures on April 25, 2022. If the PPP loan is not forgiven, monthly principal and interest are deferred until ten months after the end of the Covered Period. The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties. Accordingly, the Company has reflected the PPP loan as an Affiliate related party liability in the accompanying Statement of Financial Condition. The Company will record the forgiveness of the loan as a gain on extinguishment in the period in which legal release is received by the affiliate. There is no certainty that any or all of the PPP loan will be fully forgiven in 2021, however the Affiliate expects full forgiveness.

The Company received the funds from the Affiliate and the Company has recorded the loan in accordance with FINRA guidance and added back the loan amount in determining net capital. In accordance with GAAP, the Company will continue to record the loan as a liability until forgiveness is received from the SBA. In accordance with the cost-sharing agreement with the Affiliate, 99% of the loan is reflected on the Company's Statement of Financial Condition.

## 11. Impact of COVID-19

The Company is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations and/its cash flows, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.